TELOMIR PHARMACEUTICALS, Inc.
900 West Platt Street, Suite 200
Tampa, Florida 33606

February 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tara Harkins, Lynn Dicker, Jimmy McNamara, and Joe McCann

Re:	Telomir Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed November 14, 2023
File No. 333-275534

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Telomir Pharmaceuticals, Inc., hereby requests that the above-referenced Registration Statement on Form S-1 be declared effective at 4:30 p.m., Eastern Standard Time, on Thursday, February 8, 2024, or as soon as practicable thereafter. The Registrant respectfully requests that you notify Neda Sharifi and Curt Creely of Foley & Lardner LLP of such effectiveness by a telephone call to (904) 359-8719 or (813) 225-4122.

Very truly yours,

TELOMIR pharmaceuticals, Inc.

By:	/s/ Dr. Christopher Chapman, Jr.
Dr. Christopher Chapman, Jr.
Chief Executive Officer